UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

246911101

(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Greenberg Traurig, P.A.
33 Benedict Place, 2nd Floor	401East Las Olas Blvd, Suite 2000
Greenwich, CT 06830	Fort Lauderdale, FL 33301
(212) 756-8040	(954) 768-8203

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

Cusip No. 246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): PRENDEL LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

Cusip No. 246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

Cusip No. 246911101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Mario Ciampi

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”), Mario Ciampi (“Mr. Ciampi”) and PRENDEL LLC (“PRENDEL”; PRENDEL, Prentice Capital Management, Mr. Zimmerman and Mr. Ciampi are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Prentice Capital Management serves as the investment manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL. As a result, Prentice Capital Management may be deemed to be the beneficial owner of the securities owned by PRENDEL. Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management. As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the securities owned by PRENDEL. Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock previously owned by PRENDEL, except to the extent of their pecuniary interest therein.

This Amendment No. 9 to the Schedule 13D amends the Schedule 13D as follows.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 9 for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 9 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On December 5, 2014, PRENDEL converted its 20,000 shares of Series B Convertible Preferred Stock of the Issuer into 2,500,000 shares of Common Stock.

During the past sixty (60) days, the Reporting Persons effected the transactions set forth on Exhibit A annexed hereto.

(e)	On December 17, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014

PRENDEL LLC

By:	Prentice Capital Management, LP, its Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

/s/ Michael Zimmerman
Michael Zimmerman

/s/ Mario Ciampi
Mario Ciampi

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Name of Reporting Person	Date of Transaction	Number of Shares of Common Stock Sold	Price Per Share	Transaction Effected
PRENDEL LLC	12/09/2014	1,394,843	$0.0172	Open Market Sale
PRENDEL LLC	12/10/2014	625,792	$0.0174	Open Market Sale
PRENDEL LLC	12/11/2014	442,616	$0.0123	Open Market Sale
PRENDEL LLC	12/17/2014	100,000	$0.0065	Open Market Sale
PRENDEL LLC	12/17/2014	950,000	$0.0063	Open Market Sale
PRENDEL LLC	12/17/2014	950,000	$0.0062	Open Market Sale
PRENDEL LLC	12/17/2014	100,000	$0.0066	Open Market Sale
PRENDEL LLC	12/17/2014	900,000	$0.007	Open Market Sale
PRENDEL LLC	12/18/2014	900,000	$0.0055	Open Market Sale
PRENDEL LLC	12/18/2014	171,429	$0.0054	Open Market Sale
PRENDEL LLC	12/18/2014	550,000	$0.0054	Open Market Sale
PRENDEL LLC	12/18/2014	300,000	$0.0054	Open Market Sale
PRENDEL LLC	12/18/2014	200,000	$0.0054	Open Market Sale
PRENDEL LLC	12/18/2014	950,000	$0.0053	Open Market Sale
Michael Zimmerman	12/12/2014	184,200	$0.0104	Open Market Sale
Mario Ciampi	12/09/2014	77,239	$0.0163	Open Market Sale

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